EXHIBIT 99.1

China Lodging Group, Limited Reports Second Quarter of 2012 Financial Results

  Net Revenues increased 45.7% year-over-year for the second quarter of 2012, exceeding the guidance previously announced
  Adjusted EBITDA from operating hotels (non-GAAP)1 increased 48.5% year-over-year to RMB230.2 million (US$36.2 million)2 for the second quarter
  Adjusted net income attributable to China Lodging Group, Limited increased 68.5% year-over-year to RMB75.0 million (US$11.8 million) for the second quarter. Diluted net earnings per ADS3 for the second quarter was RMB1.14 (US$0.18); adjusted diluted net earnings per ADS (non-GAAP) for the second quarter was RMB1.22 (US$0.19)
  Excluding franchised Starway hotels, the Company's RevPAR grew by 4% year-over-year and same-hotel RevPAR grew by 7% year-over-year for the second quarter
  The Company had a total of 863 hotels in operation and 377 hotels in pipeline as of June 30, 2012
  The Company raised guidance for full year net revenues growth to 38% to 41%, up from previously announced range of 34.5% to 37.5%

SHANGHAI, China, Aug. 9, 2012 (GLOBE NEWSWIRE) -- China Lodging Group, Limited (Nasdaq:HTHT) ("China Lodging Group" or the "Company"), a leading and fast-growing limited service hotel chain operator in China, today announced its unaudited financial results for the quarter ended June 30, 2012.

Second Quarter 2012 Operational Highlights

  As of June 30, 2012, the Company had 388 leased (or "leased-and-operated") hotels and 365 manachised (or "franchised-and-managed") hotels in operation, with 35 net new leased and 43 net new manachised hotels opened in the second quarter of 2012. In the second quarter of 2012, the Company completed the acquisition of a majority stake in Starway Hotels (Hong Kong) Limited ("Starway"). The acquisition of Starway added 110 franchised hotels to China Lodging Group's portfolio and strengthened the Company's leadership position in the mid-scale hotel market. Hotels in operation totaled 863 and covered 131 cities in China as of June 30, 2012.

  As of June 30, 2012, the Company had a pipeline of 112 leased hotels and 265 manachised hotels.

  The occupancy rate for all hotels in operation, excluding franchised Starway hotels, was 97% in the second quarter of 2012, compared with 93% in the second quarter of 2011, and 91% in the previous quarter. The year-over-year occupancy improvement was mainly attributable to robust travel demand and a more mature hotel mix. The sequential increase was mainly due to seasonality.

  The ADR, or average daily rate, for all hotels, excluding franchised Starway hotels, was RMB181 in the second quarter of 2012, compared with RMB182 in the second quarter of 2011 and RMB172 in the previous quarter. The year-over-year decrease was mainly attributable to the city mix shift of the Company's hotels towards lower tier cities, partially offset by the increase in same-hotel ADR. The sequential increase was mainly due to seasonality.

  RevPAR, defined as revenue per available room, excluding franchised Starway hotels, was RMB176 in the second quarter of 2012, compared with RMB170 in the second quarter of 2011 and RMB156 in the previous quarter. The year-over-year improvement in RevPAR was a result of a higher occupancy slightly offset by a lower ADR. The sequential increase was mainly due to seasonality.

  For all the hotels which had been in operation for at least 18 months, excluding franchised Starway hotels, same-hotel RevPAR was RMB195 for the second quarter of 2012, a 7% increase from RMB182 for the second quarter of 2011, with a 3% increase in ADR and a 4% increase in occupancy.

  As of June 30, 2012, HanTing Club had more than 6 million members, including individual members and e-members, and corporate members, who contributed more than 80% of room nights sold during the second quarter of 2012. In the second quarter of 2012, 96% of room nights sold were sold through the Company's own channels.

"In the first half of 2012, we made solid progress in the implementation of our multi-brand strategy. With the addition of Starway, we now have two brands, Seasons and Starway, to cover the mid-scale hotel market, and another two brands, HanTing Express and Hi Inn, to address the economy hotel market. Distinctively positioned in the marketplace, the four brands consist of both standardized, performance-oriented brands such as Seasons and Hanting Express, and variety-rich, design-oriented brands such as Starway and Hi Inn. Such a portfolio opens us up to a wide range of customers and provides us significant flexibility when consolidating various hotel assets in the market," commented Mr. Qi Ji, founder, executive Chairman and Chief Executive Officer of China Lodging Group.

Second Quarter of 2012 Financial Results

Total revenues for the second quarter were RMB846.4 million (US$133.2 million), representing an increase of 45.7% year-over-year and 22.9% sequentially. The year-over-year and sequential increase was primarily due to the Company's continued expansion of its hotel network and an increase in RevPAR.

Total revenues from leased hotels for the second quarter of 2012 were RMB764.6 million (US$120.4 million), representing an increase of 44.3% year-over-year and 21.9% sequentially.

Total revenues from manachised and franchised hotels for the second quarter of 2012 were RMB81.8million (US$12.9 million), representing a 60.2% year-over-year increase and a 32.9% increase sequentially.

Net revenues for the second quarter of 2012 were RMB798.2 million (US$125.6 million), representing an increase of 45.7% year-over-year and 22.9% sequentially. The result was above the high end of our previously announced guidance.

Hotel operating costs for the second quarter of 2012 were RMB580.4 million (US$91.4 million), compared to RMB395.7 million (US$61.2 million) for the second quarter of 2011 and RMB549.4 million (US$87.2 million) for the previous quarter, representing a 46.7% and 5.7% increase, respectively. The year-over-year increase in hotel operating costs was mainly driven by the Company's hotel network expansion, higher occupancy, and cost inflation. Total hotel operating costs excluding share-based compensation expenses (non-GAAP) were RMB579.8 million (US$91.3 million), representing 72.6% of net revenues, compared to 72.1% for the second quarter in 2011 and 84.5% in the previous quarter. The year-over-year increase was primarily due to significant increase of personnel costs, driven by inflation and higher incentive payout. The sequential decrease in hotel operating costs as a percentage of net revenues was mainly due to seasonality.

Selling and marketing expenses for the second quarter of 2012 were RMB27.3 million (US$4.3 million), compared to RMB22.7 million (US$3.5 million) for the second quarter of 2011 and RMB22.2 million (US$3.5 million) for the previous quarter. Selling and marketing expenses excluding share-based compensation expenses (non-GAAP) were RMB27.0 million (US$4.3 million), or 3.4 % of net revenues, compared to 4.1% for the second quarter in 2011 and 3.4% for the previous quarter. The year-over-year decrease was mainly attributable to an enlarged revenue base.

General and administrative expenses for the second quarter of 2012 were RMB51.8 million (US$8.2 million), compared to RMB42.4 million (US$6.6 million) for the second quarter of 2011 and RMB48.8 million (US$7.8 million) for the previous quarter. General and administrative expenses excluding share-based compensation expenses (non-GAAP) were RMB48.1 million (US$7.6 million), representing 6.0% of the net revenues for the second quarter of 2012, compared with 7.1% of the net revenues for the second quarter of 2011 and for the previous quarter. The year-over-year and sequential decrease in percentage was mainly due to an enlarged revenue base.

Pre-opening expenses for the second quarter of 2012 were RMB56.3 million (US$8.9 million), representing a year-over-year increase of 20.9% and a sequential increase of 36.1%. The increase in pre-opening expenses was primarily driven by the increase in the number of leased hotels under construction during the period. Pre-opening expenses as a percentage of net revenues decreased to 7.0% in the second quarter of 2012 from 8.5% a year ago due to an enlarged mature hotel portfolio.

Income from operations for the quarter was RMB82.4 million (US$13.0 million), compared to income from operations of RMB40.5 million (US$6.3 million) for the second quarter of 2011 and loss from operations of RMB12.3 million (US$2.0 million) for the previous quarter. Excluding share-based compensation expenses, adjusted income from operations (non-GAAP) for the quarter was RMB87.1 million (US$13.7 million), representing 11.0% of net revenues, compared with 8.2% during the second quarter of 2011.

Net income attributable to China Lodging Group, Limited for the second quarter was RMB70.3 million (US$11.1 million), compared to net income attributable to China Lodging Group, Limited of RMB40.3 million (US$6.2 million) for the second quarter of 2011 and net loss attributable to China Lodging Group, Limited of RMB9.4 million (US$1.5 million) for the previous quarter. Excluding share-based compensation expenses, adjusted net income attributable to China Lodging Group, Limited (non-GAAP) for the second quarter of 2012 was RMB75.0 million (US$11.8 million), compared to adjusted net income attributable to China Lodging Group, Limited of RMB44.5 million (US$6.9 million) for the second quarter of 2011 and adjusted net loss attributable to China Lodging Group, Limited of RMB6.1 million (US$1.0 million) for the previous quarter. The year-over-year increase of 68.5% in adjusted net income was primarily due to the expansion of the Company's hotel network and improvement in operating margin.

Basic and diluted net earnings per share/ADS. For the second quarter of 2012, basic net earnings per share and diluted net earnings per share were RMB0.29 (US$0.05); basic net earnings per ADS was RMB1.16 (US$0.18) and diluted net earnings per ADS was RMB1.14 (US$0.18). Excluding share-based compensation expenses, adjusted basic net earnings per share (non-GAAP) was RMB0.31 (US$0.05) and adjusted diluted net earnings per share (non-GAAP) was RMB0.30 (US$0.05), and adjusted basic net earnings per ADS (non-GAAP) was RMB1.23 (US$0.19) and adjusted diluted net earnings per ADS (non-GAAP) was RMB1.22 (US$0.19).

EBITDA (non-GAAP) for the second quarter of 2012 was RMB169.3 million (US$26.7 million), compared to RMB104.3 million (US$16.1 million) for the second quarter of 2011 and RMB66.3 million (US$10.5 million) for the previous quarter. Adjusted EBITDA from operating hotels (non-GAAP) for the second quarter of 2012 was RMB230.2 million (US$36.2 million), representing an increase of 48.5% from the second quarter of 2011 and an increase of 107.5% sequentially.

Hotel income (non-GAAP), defined as the difference between net revenues and hotel operating costs, was RMB217.8 million (US$34.3 million) for the second quarter of 2012, compared with RMB152.1 million (US$23.5 million) for the second quarter of 2011 and RMB100.1 million (US$15.9 million) for the previous quarter. The year-over-year increase of hotel income (non-GAAP) was mainly attributable to the enlarged manachised and franchised hotel network and increased number of mature leased hotels in the Company's portfolio. For leased hotels in operation for at least six months, hotel income (non-GAAP) was RMB168.1 million (US$26.5 million) during the second quarter of 2012, or 25% of net revenues derived from those hotels. Leased hotels in operation for less than six months, which accounted for 12% of leased room nights available for sale for the second quarter of 2012, derived a hotel loss (non-GAAP) of RMB13.1 million (US$2.1 million), or 22% of net revenues derived from those hotels for this quarter, mainly due to lower revenue achieved by those hotels during their ramp-up stage. For manachised hotels, hotel income (non-GAAP) was RMB62.9 million (US$9.9 million), or 82% of net revenue derived from those hotels.

Cash flow. Net operating cash flow for the second quarter of 2012 was RMB180.6 million (US$28.4 million). Cash spent on the purchase of property and equipment, purchase of intangible assets, long-term investment and acquisitions, which was part of investing cash flow, was RMB256.9 million (US$40.4 million).

Cash and cash equivalents and restricted cash. As of June 30, 2012, the Company had a total balance of cash and cash equivalents and restricted cash of RMB556.1 million (US$87.5 million).

Business Outlook and Guidance for Third Quarter of 2012

"Our strong performance in the first half of this year was mainly a result of robust domestic travel demand, and the successful implementation of our multi-brand strategy. Both Seasons and Hi Inn achieved above-group-average growth in terms of same-hotel RevPAR. We are confident that China's domestic travel market will continue to grow strongly. We adjust up our full year revenue guidance to 38% to 41%, " commented Mr. Ji.

The Company expects to achieve net revenues in the range of RMB845 to 865 million in the third quarter of 2012, representing a 35% to 38% growth year-over-year.

The above forecast reflects the Company's current and preliminary view, which is subject to change.

Conference Call

China Lodging Group's management will host a conference call at 10 p.m. EDT, Thursday, August 9, 2012 (or 10 a.m. on Friday, August 10, 2012 in the Shanghai/Hong Kong time zone) following the announcement. To participate in the event by telephone, please dial +1 (855) 500 8701 (for callers in the US), +86 400 120 0654 (for callers in China Mainland), +852 3051 2745 (for callers in Hong Kong) or +65 6723 9385 (for callers outside of the US, China Mainland, and Hong Kong) and entering pass code 1059 5925. Please dial in approximately 10 minutes before the scheduled time of the call.

A recording of the conference call will be available after the conclusion of the conference call through August 16, 2012. Please dial +1 (866) 214 5335 (for callers in the US) or +61 2 8235 5000 (for callers outside the US) and entering pass code 1059 5925.

The conference call will also be webcast live over the Internet and can be accessed by all interested parties at the Company's Web site, http://ir.htinns.com .

Use of Non-GAAP Financial Measures

To supplement the Company's unaudited consolidated financial results presented in accordance with U.S. GAAP, the Company uses the following non-GAAP financial measures as defined by the Securities and Exchange Commission: hotel operating costs excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, selling and marketing expenses excluding share-based compensation expenses, adjusted income/(loss) from operations excluding share-based compensation expenses, adjusted net income/(loss) attributable to China Lodging Group, Limited excluding share-based compensation expenses, adjusted basic and diluted net earnings/(loss) per share and per ADS excluding share-based compensation expenses, EBITDA, adjusted EBITDA from operating hotels excluding pre-opening expenses and share-based compensation expenses, and hotel income. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned "Reconciliations of GAAP and non-GAAP results" set forth at the end of this release. The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding share-based compensation expenses that may not be indicative of its operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management's internal comparisons to the Company's historical performance. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP financial measures excluding share-based compensation expenses is that share-based compensation expenses have been and will continue to be a significant recurring expense in the Company's business. The Company compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

The Company also believes that EBITDA is a useful financial metric to assess its operating and financial performance before the impact of investing and financing transactions and income taxes. Given the significant investments that the Company has made in leasehold improvements, depreciation and amortization expense comprises a significant portion of its cost structure. In addition, the Company believes that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of its financial performance. The Company believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The Company also uses adjusted EBITDA from operating hotels, which is defined as EBITDA before pre-opening expenses and share-based compensation expenses, to assess operating results of the hotels in operation. The Company believes that the exclusion of pre-opening expenses, a portion of which is non-cash rental expenses, and share-based compensation expenses helps facilitate year-on-year comparison of its results of operations as the number of hotels in the development stage may vary significantly from year to year and provides a proxy for the cash generation capability of the hotels in operation at their current level of maturity. Therefore, the Company believes adjusted EBITDA from operating hotels more closely reflects the performance capability of hotels currently in operation. The Company's calculation of EBITDA and adjusted EBITDA from operating hotels does not deduct interest income or foreign exchange gain or loss. The presentation of EBITDA and adjusted EBITDA from operating hotels should not be construed as an indication that the Company's future results will be unaffected by other charges and gains it considers to be outside the ordinary course of its business.

The use of EBITDA and adjusted EBITDA from operating hotels has certain limitations. Depreciation and amortization expense for various long-term assets, income tax and interest expense have been and will be incurred and are not reflected in the presentation of EBITDA. Pre-opening expenses and share-based compensation expenses have been and will be incurred and are not reflected in the presentation of adjusted EBITDA from operating hotels. Each of these items should also be considered in the overall evaluation of the Company's results. Additionally, EBITDA or adjusted EBITDA from operating hotels does not consider capital expenditures and other investing activities and should not be considered as a measure of our liquidity. The Company compensates for these limitations by providing the relevant disclosure of its depreciation and amortization, interest expense, income tax expense, capital expenditures, pre-opening expenses, share-based compensation expenses and other relevant items both in its reconciliations to the U.S. GAAP financial measures and in its consolidated financial statements, all of which should be considered when evaluating the performance of the Company.

The terms EBITDA and adjusted EBITDA from operating hotels are not defined under U.S. GAAP, and neither EBITDA nor adjusted EBITDA from operating hotels is a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing the operating and financial performance of the Company, investors should not consider this data in isolation or as a substitute for the Company's net income/(loss), operating income/(loss) or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, the Company's EBITDA or adjusted EBITDA from operating hotels may not be comparable to EBITDA or adjusted EBITDA from operating hotels or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA or adjusted EBITDA from operating hotels in the same manner as the Company does.

Reconciliations of the Company's non-GAAP financial measures, including EBITDA, adjusted EBITDA from operating hotels and hotel income, to consolidated statement of operations information are included at the end of this release.

About China Lodging Group, Limited

China Lodging Group, Limited is a leading and fast-growing limited service hotel chain operator in China with leased, manachised and franchised models. Under the leased model, the Company directly operates hotels typically located on leased properties. Under the manachised model, the Company manages franchised hotels and collects management fees from franchisees. Under the franchised model, the Company licenses its brand name to, and collects license fees from, franchisees, but does not directly manage the franchisees' hotels. China Lodging Group provides business and leisure travelers with high-quality, and conveniently-located hotels. As of June 30, 2012, the Company had 863 hotels in 131 cities across China.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties, including statements regarding the Company's capital needs, business strategy and growth expectations. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as "may," "should," "will," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," "potential," "forecast," "project," or "continue," the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results. Any or all of the Company's forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions, risks and uncertainties and other factors which could cause actual events or results to be materially different from those expressed or implied in the forward-looking statements. In evaluating these statements, readers should consider various factors, including the anticipated growth strategies of the Company, the future results of operations and financial condition of the Company, the economic conditions of China, the regulatory environment in China, the Company's ability to attract customers and leverage its brand, trends and competition in the lodging industry, the expected growth of the lodging market in China and other factors and risks outlined in the Company's filings with the Securities and Exchange Commission, including its annual report on Form 20-F and other filings. These factors may cause the Company's actual results to differ materially from any forward-looking statement. In addition, new factors emerge from time to time and it is not possible for the Company to predict all factors that may cause actual results to differ materially from those contained in any forward-looking statements. Any projections in this release are based on limited information currently available to the Company, which is subject to change. This release also contains statements or projections that are based upon information available to the public, as well as other information from sources which the Company believes to be reliable, but it is not guaranteed by the Company to be accurate, nor does the Company purport it to be complete. The Company disclaims any obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this document, except as required by applicable law.

1 The following non-GAAP financial measures are used in this press release: hotel operating costs excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, selling and marketing expenses excluding share-based compensation expenses, adjusted income/(loss) from operations excluding share-based compensation expenses, adjusted net income/(loss) attributable to China Lodging Group, Limited excluding share-based compensation expenses, adjusted basic and diluted net earnings/(loss) per share and per ADS excluding share-based compensation expenses, EBITDA, adjusted EBITDA from operating hotels excluding pre-opening expenses and share-based compensation expenses, and hotel income. See "Use of Non-GAAP Financial Measures" and "Unaudited Reconciliation of GAAP and Non-GAAP Results" below for more information about the non-GAAP financial measures included in this release.

2 The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on the exchange rate of US$1.00=RMB6.353 on June 29, 2012 as set forth in the H.10 statistical release of the Federal Reserve Board.

3 Each ADS represents four of the Company's ordinary shares.

—Financial Tables and Operational Data Follow—

China Lodging Group, Limited
Unaudited Condensed Consolidated Balance Sheets

	December 31, 2011	June 30, 2012
	RMB	RMB	US$
	(in thousands)
Assets
Current assets:
Cash and cash equivalents	781,601	541,143	85,179
Restricted cash	1,500	14,955	2,354
Accounts receivable, net	37,416	50,871	8,007
Prepaid rent	228,087	256,894	40,437
Inventories	31,232	31,783	5,003
Income tax receivables	--	3,282	517
Other current assets	53,862	61,478	9,677
Deferred tax assets	40,119	40,119	6,315
Total current assets	1,173,817	1,000,525	157,489

Property and equipment, net	2,095,794	2,448,027	385,334
Intangible assets, net	69,779	120,750	19,007
Long term investment		28,129	4,428
Goodwill	42,536	42,689	6,720
Other assets	102,056	118,803	18,699
Deferred tax assets	40,968	40,968	6,449
Total assets	3,524,950	3,799,891	598,126

Liabilities and equity
Current liabilities:
Long-term debt, current portion	--	250	39
Accounts payable	417,605	471,839	74,270
Amount due to related parties	1,030	1,417	223
Salary and welfare payable	80,266	88,879	13,990
Deferred revenue	138,148	163,931	25,804
Accrued expenses and other current liabilities	142,146	163,674	25,764
Income tax payable	14,148	--	--
Total current liabilities	793,343	889,990	140,090

Long-term debt	--	720	113
Deferred rent	329,774	389,687	61,339
Deferred revenue	71,698	85,977	13,533
Other long-term liabilities	61,574	75,791	11,931
Deferred tax liabilities	12,677	12,677	1,995
Total liabilities	1,269,066	1,454,842	229,001

Equity
Ordinary shares	179	179	28
Additional paid-in capital	2,199,954	2,212,607	348,278
Retained earnings	85,127	146,029	22,986
Accumulated other comprehensive loss	(39,166)	(37,773)	(5,946)
Total China Lodging Group, Limited equity	2,246,094	2,321,042	365,346
Noncontrolling interest	9,790	24,007	3,779
Total equity	2,255,884	2,345,049	369,125
Total liabilities and equity	3,524,950	3,799,891	598,126

China Lodging Group, Limited
Unaudited Condensed Consolidated Statements of Comprehensive Income

	Quarter Ended
	June 30, 2011	March 31, 2012	June 30, 2012
	RMB	RMB	RMB	US$
	(in thousands, except per share and per ADS data)
Revenues:
Leased hotels	529,733	627,006	764,633	120,358
Manachised and franchised hotels	51,061	61,549	81,782	12,873
Total revenues	580,794	688,555	846,415	133,231
Less: business tax and related surcharges	(33,054)	(39,097)	(48,181)	(7,584)
Net revenues	547,740	649,458	798,234	125,647

Operating costs and expenses:
Hotel operating costs:
Rents	(157,805)	(205,397)	(219,265)	(34,514)
Utilities	(28,669)	(64,729)	(39,532)	(6,223)
Personnel costs	(78,208)	(105,771)	(127,652)	(20,093)
Depreciation and amortization	(53,143)	(74,166)	(80,566)	(12,682)
Consumables, food and beverage	(53,099)	(67,633)	(81,904)	(12,892)
Others	(24,749)	(31,672)	(31,517)	(4,961)
Total hotel operating costs	(395,673)	(549,368)	(580,436)	(91,365)
Selling and marketing expenses	(22,693)	(22,211)	(27,327)	(4,301)
General and administrative expenses	(42,361)	(48,812)	(51,798)	(8,153)
Pre-opening expenses	(46,548)	(41,355)	(56,269)	(8,857)
Total operating costs and expenses	(507,275)	(661,746)	(715,830)	(112,676)
Income/(Loss) from operations	40,465	(12,288)	82,404	12,971
Interest income	4,517	3,102	4,210	663
Interest expenses	(232)	(213)	(209)	(33)
Other income	410	375	1,082	170
Foreign exchange gain	4,369	(643)	(1,463)	(230)
Income/(Loss) before income tax	49,529	(9,667)	86,024	13,541
Income tax expense/(benefit)	(8,859)	967	(15,536)	(2,446)
Net income/(loss)	40,670	(8,700)	70,488	11,095
Net income attributable to noncontrolling interests	(359)	(729)	(157)	(25)
Net income/(loss) attributable to China Lodging Group, Limited	40,311	(9,429)	70,331	11,070

Net earnings/(loss) per share
— Basic	0.17	(0.04)	0.29	0.05
— Diluted	0.16	(0.04)	0.29	0.05

Net earnings/(loss) per ADS
— Basic	0.67	(0.16)	1.16	0.18
— Diluted	0.65	(0.16)	1.14	0.18

Weighted average ordinary shares outstanding
— Basic	241,814	242,629	242,894	242,894
— Diluted	246,470	242,629	245,900	245,900

Other comprehensive income/(loss), net of tax
Foreign currency translation adjustments	(4,268)	231	1,162	183
Comprehensive income/(loss)	36,402	(8,469)	71,650	11,278
Comprehensive income/(loss) attributable to the noncontrolling interest	(359)	(729)	(157)	(25)
Comprehensive income/(loss) attributable to China Lodging Group, Limited	36,043	(9,198)	71,493	11,253

China Lodging Group, Limited
Unaudited Condensed Consolidated Statements of Cash Flows

	Quarter Ended
	June 30, 2011	March 31, 2011	June 30, 2012
	RMB	RMB	RMB	US$
	(in thousands)
Operating activities:
Net income	40,670	(8,700)	70,488	11,095
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	4,186	3,288	4,657	733
Depreciation and amortization	54,885	76,512	83,238	13,102
Deferred taxes	16	--	--	--
Bad debt expenses	92	1,105	251	40
Deferred rent	27,154	25,496	34,948	5,501
Impairment loss	--	--	800	126
Excess tax benefit from share-based compensation	--	(352)	(292)	(46)
Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable	605	(5,540)	(7,151)	(1,126)
Prepaid rent	(13,085)	(3,578)	(25,228)	(3,971)
Inventories	(906)	3,570	(4,095)	(645)
Amount due from related parties	3,267	--	--	--
Other current assets	435	4,513	(14,227)	(2,239)
Other assets	(7,255)	(5,016)	(11,732)	(1,847)
Accounts payable	(1,658)	53	(381)	(60)
Amount due to related parties	133	479	(92)	(14)
Salary and welfare payables	15,379	(18,302)	26,008	4,094
Deferred revenue	15,105	17,964	22,097	3,478
Accrued expenses and other current liabilities	24,721	20,695	(6,973)	(1,098)
Income tax payable and receivable	(5,584)	(14,611)	(2,791)	(439)
Other long-term liabilities	3,033	3,397	11,038	1,737
Net cash provided by operating activities	161,193	100,973	180,563	28,421
Investing activities:
Purchase of property and equipment	(180,730)	(250,065)	(205,995)	(32,425)
Purchases of intangibles	(938)	(215)	(855)	(135)
Acquisitions, net of cash received	(4,290)	(4,610)	(21,895)	(3,446)
Payment to acquire investment	--	--	(28,129)	(4,428)
Proceeds from sales of short-term investments	100,000	--	--	--
Decrease (increase) in restricted cash	(531)	(12,995)	(460)	(72)
Net cash used in investing activities	(86,489)	(267,885)	(257,334)	(40,506)
Financing activities:
Net proceeds from issuance of ordinary shares upon exercise of option	4,145	2,019	2,714	427
Proceeds from long-term bank loans	--	--	1,000	157
Repayment of long term debt	--	--	(30)	(5)
Funds advanced from noncontrolling shareholders	1,485	--	--	--
Repayment of funds advanced from noncontrolling interest holders	(535)	(810)	(575)	(91)
Contribution from noncontrolling interest holders	--	5	--	--
Dividend paid to noncontrolling interest holders	(2,831)	(804)	(2,331)	(367)
Excess tax benefit from share-based compensation	--	352	292	46
Net cash provided by (used in) financing activities	2,264	762	1,070	167
Effect of exchange rate changes on cash and cash equivalents	(4,269)	231	1,162	185
Net increase (decrease) in cash and cash equivalents	72,699	(165,919)	(74,539)	(11,733)
Cash and cash equivalents, beginning of period	902,002	781,601	615,682	96,912
Cash and cash equivalents, end of period	974,701	615,682	541,143	85,179

China Lodging Group, Limited
Unaudited reconciliation of GAAP and Non-GAAP Results

	Quarter Ended June 30, 2012
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)

Hotel operating costs	580,436	72.7%	629	0.1%	579,807	72.6%
Selling and marketing expenses	27,327	3.4%	309	0.0%	27,018	3.4%
General and administrative expenses	51,798	6.5%	3,719	0.5%	48,079	6.0%
Pre-opening expenses	56,269	7.0%	--	0.0%	56,269	7.0%
Total operating costs and expenses	715,830	89.6%	4,657	0.6%	711,173	89.0%
Income from operations	82,404	10.4%	4,657	0.6%	87,061	11.0%

	Quarter Ended June 30, 2012
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	US$		US$		US$
	(in thousands)

Hotel operating costs	91,365	72.7%	99	0.1%	91,266	72.6%
Selling and marketing expenses	4,301	3.4%	49	0.0%	4,252	3.4%
General and administrative expenses	8,153	6.5%	585	0.5%	7,568	6.0%
Pre-opening expenses	8,857	7.0%	--	0.0%	8,857	7.0%
Total operating costs and expenses	112,676	89.6%	733	0.6%	111,943	89.0%
Income from operations	12,971	10.4%	733	0.6%	13,704	11.0%

	Quarter Ended March 31, 2012
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)

Hotel operating costs	549,368	84.6%	615	0.1%	548,753	84.5%
Selling and marketing expenses	22,211	3.4%	270	0.0%	21,941	3.4%
General and administrative expenses	48,812	7.5%	2,403	0.4%	46,409	7.1%
Pre-opening expenses	41,355	6.4%	--	0.0%	41,355	6.4%
Total operating costs and expenses	661,746	101.9%	3,288	0.5%	658,458	101.4%
Income/(Loss) from operations	(12,288)	-1.9%	3,288	0.5%	(9,000)	-1.4%

	Quarter Ended June 30, 2011
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)

Hotel operating costs	395,673	72.2%	557	0.1%	395,116	72.1%
Selling and marketing expenses	22,693	4.1%	194	0.0%	22,499	4.1%
General and administrative expenses	42,361	7.7%	3,435	0.6%	38,926	7.1%
Pre-opening expenses	46,548	8.5%	--	0.0%	46,548	8.5%
Total operating costs and expenses	507,275	92.5%	4,186	0.7%	503,089	91.8%
Income from operations	40,465	7.5%	4,186	0.7%	44,651	8.2%

China Lodging Group, Limited
Unaudited reconciliation of GAAP and Non-GAAP Results

	Quarter Ended
	June 30, 2011	March 31, 2012	June 30, 2012
	RMB	RMB	RMB	US$
	(in thousands, except per share and per ADS data)

Net income/(loss) attributable to China Lodging Group, Limited (GAAP)	40,311	(9,429)	70,331	11,070
Share-based compensation expenses	4,186	3,288	4,657	733
Adjusted net income/(loss) attributable to China Lodging Group, Limited (non-GAAP)	44,497	(6,141)	74,988	11,803

Net earnings/(loss) per share (GAAP)
— Basic	0.17	(0.04)	0.29	0.05
— Diluted	0.16	(0.04)	0.29	0.05

Net earnings/(loss) per ADS (GAAP)
— Basic	0.67	(0.16)	1.16	0.18
— Diluted	0.65	(0.16)	1.14	0.18

Adjusted net earnings/(loss) per share (non-GAAP)
— Basic	0.18	(0.03)	0.31	0.05
— Diluted	0.18	(0.03)	0.30	0.05

Adjusted net earnings/(loss) per ADS (non-GAAP)
— Basic	0.74	(0.10)	1.23	0.19
— Diluted	0.72	(0.10)	1.22	0.19

Weighted average ordinary shares outstanding
— Basic	241,814	242,629	242,894	242,894
— Diluted	246,470	242,629	245,900	245,900

	Quarter Ended
	June 30, 2011	March 31, 2012	June 30, 2012
	RMB	RMB	RMB	US$
	(in thousands)

Net income/(loss) attributable to China Lodging Group, Limited (GAAP)	40,311	(9,429)	70,331	11,070
Interest expenses	232	213	209	33
Income tax expense	8,859	(967)	15,536	2,446
Depreciation and amortization	54,885	76,512	83,238	13,102
EBITDA (non-GAAP)	104,287	66,329	169,314	26,651
Pre-opening expenses	46,548	41,355	56,269	8,857
Share-based Compensation	4,186	3,288	4,657	733
Adjusted EBITDA from operating hotels (non-GAAP)	155,021	110,972	230,240	36,241

	Quarter Ended
	June 30, 2011	March 31, 2012	June 30, 2012
	RMB	RMB	RMB	US$
	(in thousands)

Net revenues (GAAP)	547,740	649,458	798,234	125,647
Less: Hotel operating costs	(395,673)	(549,368)	(580,436)	(91,365)
Hotel income (non-GAAP)	152,067	100,090	217,798	34,282

China Lodging Group, Limited
Operating Data

	As of
	June 30, 2011	March 31, 2012	June 30, 2012
Total hotels in operation:	516	675	863
Leased hotels	281	353	388
Manachised hotels	235	322	365
Franchised hotels*	--	--	110
Total hotel rooms in operation	58,786	75,622	95,573
Leased hotels	33,677	42,057	46,083
Manachised hotels	25,109	33,565	38,045
Franchised hotels*	--	--	11,445
Number of cities	80	111	131
* refers to franchised Starway hotels

Hotel breakdown by brand	As of
	June 30, 2011	March 31, 2012	June 30, 2012
Total hotels in operation:	516	675	863
Seasons Hotel	19	24	27
Hanting Express Hotel	475	622	696
Hi Inn	22	29	30
Starway Hotel	--	--	110

	For the quarter ended
	June 30, 2011	March 31, 2012	June 30, 2012
Occupancy rate (as a percentage)
Leased hotels	92%	90%	97%
Manachised hotels	95%	92%	98%
Blended	93%	91%	97%
Average daily room rate (in RMB)
Leased hotels	187	176	187
Manachised hotels	176	166	175
Blended	182	172	181
RevPAR (in RMB)
Leased hotels	172	158	181
Manachised hotels	168	153	171
Blended	170	156	176

Like-for-like performance for leased and manachised hotels opened for at least 18 months during the current quarter

	As of and for the quarter ended
	June 30,
	2011	2012
Total	428	428
Leased hotels	239	239
Manachised hotels	189	189
Total	49,875	49,875
Leased hotels	29,795	29,795
Manachised hotels	20,080	20,080
Occupancy rate (as a percentage)	98%	102%
Average daily rate (in RMB)	186	191
RevPAR (in RMB)	182	195
CONTACT: Ida Yu
         Investor Relations Manager
         Tel: 86 (21) 6195 9561
         Email: ir@htinns.com
         http://ir.htinns.com